3-1-02

1-15154

02026538

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For __March__, 2002

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

COMUNICATO STAMPA

RAS

Ras: net earnings

at 402 million euro (+5%)

- *2001 dividends: ordinary shares 0.37 euro (+19%); savings shares 0.40 euro (+18%)*
- *Profitability growth: operating profit +21.2%, ordinary profit +7.6%*
- *Premiums above 2001 targets: Life +29.7%; P&C +7.4%*
- *Combined Ratio improvement: from 106.8% to 105.6%*
- *Financial Services: positive inflows (511 million euro) in a negative year*
- *C.E.O. Greco: "In 2002 profitability will grow significantly".*

Milan, 28 March 2002 – The Ras Board of Directors, chaired by Giuseppe Vita, examined the parent company and consolidated financial statements for the year ending 31 December 2001. A dividend of 0.37 euro for ordinary shares (up by 19% over 2000) and 0.40 euro for savings shares (+18%) will be proposed. The dividend will be paid starting March 23, 2002, with dividend coupon drawn on May 20, 2002. The payout ratio at consolidated level grows from 59% in 2000 to 68% in 2001.

Profitability in 2001

Operating profit for 2001 (pre write-up and write-downs) totalled 880 million euro, up by 21.2% over 727 million euro in 2000. **Ordinary profit** amounted to 634 million euro in 2001 (+7.6%, against 589 million in the previous year). Consolidated **net earnings** for 2001 reached 402 million euro, an increase of 5% compared to 383 million euro in 2000. Parent company **operating profit** increased by 54.2% from 478 million euro in 2000 to 737 million in 2001. **Ordinary profit** (pre write-up and write-downs) totalled 684 million euro compared to 440 million in 2000, an increase of 55.5%. **Net earnings** at Ras SpA reached 581 million euro (against 307 million in 2000), up by 89.3%

2001 performance by business area
Consolidated **gross written premiums** amounted to 12,805 million euro, +17.9% over the previous-year (10,862 million euro). **Life premiums** amounted to 6,631 million euro (+29.7%). Fourth quarter growth was particularly significant: +67.3% over the same period in 2000. **In Italy,** Life premiums rose by 34.5% to 4,997 million euro (3,714 million at the end of 2000). The bancassurance business was a key growth factor, generating premiums for 3,420 million euro (+57.9%). Performance in Life premiums was especially strong in the fourth quarter of 2001 (+81% over the same period in 2000). Technical result for Life business decreased from 216 million euro to 105 million euro, largely as a result of trends on the financial markets.

At consolidated level, **premiums for Property and Casualty (P&C)** rose by 7.4% in 2001 to 6,174 million euro (5,751 million in 2000). Technical result for P&C in 2001 improved from –432 million euro to –268 million euro. The **combined ratio** (ratio of claims, distribution expenses and other charges to premiums) improved from 106.8% to 105.6%, with contributions from all countries, most notably Italy and Spain. In Italy, Ras SpA reported a combined ratio of 104.4% (compared to 105.5% in 2000). This improvement is due to the joint effect of a lower claims rate, the removal of the freeze on motor insurance rates and the portfolio selection strategy introduced by the company in 1998. In other countries, Spain reported an improvement in combined ratio from 104.7% in 2000 to 99.5% in 2001, due to the increase in rates over the last two years. Austria recorded a combined ratio of 110.1% compared to 117.6% in 2001. The Country is continuing to revise its portfolio according to the policy started in 2000.

In the **financial services** area, despite particularly unfavourable conditions, Ras assets under management and administration totalled 11,402 million euro (11,780 million in 2000). Specifically, managed assets alone amounted to 10,525 million euro (11,032 in 2000), with market share in mutual funds rising from 1.88% in 2000 to 1.90% in 2001. Net inflows were positive (511 million euro) in an overall market which collected 553 million euro. At 31 December 2001, the number of financial advisors had risen to 2,024, up 23% from 1,645 at the end of 2000.

Financial data
In 2001, **investments** amounted to 32,502 million euro (31,184 million in 2000). Unrealised **capital gains** on listed securities grew from 2,869 million euro at the end of 2000 to 1,774 million euro at 31 December 2001 (1,596 million at September 30, 2001). **Value adjustments** posted to income amounted to 246 million euro (138 million euro at the end of 2000). Net **technical reserves** grew from 30,113 million euro in 2000 to 34,544 in 2001. Group consolidated shareholders' equity rose to 4,352 million euro at the end of 2001 from 4,162 million euro in 2000.

Outlook for 2002
"According to preliminary data for the first months of 2002, we can expect significant growth in operating income and net earnings, confirming the targets of our three-year plan," said chief executive officer Mario Greco. At March 25 2002, new business

premiums collected through agents and financial advisors amounted to 67.2 million euro, an increase of 33.6% over March 31 2001. At March 22 2002, net asset management inflows amounted to 258.9 million euro, an increase of 56% over March 31 2001.

Contacts:

Press Office

Andrea Falessi	Tel. +39.02.7216.2224
Sara Colonna	Tel. +39.02.7216.2286

Investor Relations

Deborah Pellati	Tel. +39 02.7216.3052
Fabrizio Tolotti	Tel. +39 02.7216.5335

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11, 2001.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ______________________
Richard Lips
Corporate Communications

By: ______________________
Reinhard Preusche
Head of Compliance

DATE: March 29, 2002